October 17, 2008


VLC Trust with respect to
  Ocean State Tax-Exempt Fund
One Turks Head Place
Providence, Rhode Island  02903

Narragansett Insured Tax-Free Income Fund
380 Madison Avenue
Suite 2300
New York, New York 10017

Ladies & Gentlemen:

You have asked us for our opinion concerning certain federal income tax consequences to the shareholders ("Shareholders") of the Ocean State Tax-Exempt Fund, a series of VLC Trust ("Ocean State"), to Ocean State, and to Narragansett Insured Tax-Free Income Fund ("Narragansett"), when the Shareholders receive Class A shares of beneficial interest ("Shares") of Narragansett in liquidation of their interests in Ocean State pursuant to an acquisition by Narragansett of all or substantially all of the assets of Ocean State in exchange for the assumption by Narragansett of certain identified liabilities of Ocean State, the liquidation of Ocean State and the distribution in liquidation of the Shares to the Shareholders (the "Reorganization").

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute such document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies. We have made inquiry as to the underlying facts which we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to Ocean State and Narragansett set forth in the registration statement on Form N-14 (the "Registration Statement") as filed by Narragansett with the Securities and Exchange Commission and representations made in that certain Agreement and Plan of Reorganization dated June 18, 2008 between VLC Trust, on behalf of itself and Ocean State, and Narragansett or certified to us by officers of Narragansett. We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate. Capitalized terms used herein and not otherwise defined shall have the meaning given them in the Registration Statement.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations issued thereunder ("Regulations"), published rulings and procedures of the Internal Revenue Service (the "Service") and judicial decisions, and the law of the State of Rhode Island, all as in effect on the date of this letter.

Based upon the foregoing, it is our opinion that:

         (1) The acquisition by Narragansett of all or substantially all of Ocean State's assets in exchange for Shares and the assumption by Narragansett of certain identified liabilities of Ocean State will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code and Narragansett and Ocean State will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

         (2) No gain or loss will be recognized by Narragansett upon the receipt of the assets of Ocean State solely in exchange for Shares and the assumption by Narragansett of certain identified liabilities of Ocean State;

         (3) No gain or loss will be recognized by Ocean State upon the transfer of the Ocean State assets to Narragansett in exchange for Shares and the assumption by Narragansett of certain identified liabilities of Ocean State or upon the distribution (whether actual or constructive) of Shares to Shareholders in exchange for their shares of Ocean State;

         (4) No gain or loss will be recognized by Shareholders upon the exchange of Ocean State shares for Shares;

         (5) The aggregate tax basis for Shares received by each Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of Ocean State shares held by such Shareholder immediately prior to the Reorganization, and the holding period of the Shares to be received by each Shareholder will include the period during which the Ocean State shares surrendered in exchange therefor were held by such Shareholder (provided the Ocean State shares were held as capital assets on the date of the Reorganization); and

         (6) The tax basis of Ocean State assets acquired by Narragansett will be the same as the tax basis of such assets to Ocean State immediately prior to the Reorganization, and the holding period of the assets of Ocean State in the hands of Narragansett will include the period during which those assets were held by Ocean State.


This opinion as to federal income tax matters is limited to the matters addressed herein, and no other opinions are rendered with respect to other federal income tax issues. We can give no assurance that new or amended Regulations, administrative rulings or procedures will not be proposed, or that new legislation will not be enacted which would have an impact upon the opinions set forth herein. We undertake no obligation to update the opinions expressed herein after the date of this letter.

Moreover, there can be no assurance that contrary positions may not be taken by the Service, or that a court considering the issues would not hold contrary to such opinions. These opinions are not binding on the Service or on any court.

Any changes in any significant fact or breach or breaches of such representations could affect the opinions expressed herein.

We have not been asked to, and we do not, provide any opinion with respect to any matter other than that expressly set forth above. This opinion is rendered for the addressees' use only, and may not be delivered to or relied upon by any other person or entity without our express written consent, except that we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name and any reference to our firm in the Registration Statement or in the Prospectus/Proxy Statement constituting a part thereof.



Very truly yours,

/s/ Hinckley, Allen & Snyder LLP

Hinckley, Allen & Snyder LLP